1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

March 7, 2024

VIA EDGAR

Mr. Brian Szilagyi

Mr. Daniel Greenspan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Institutional Income Fund Registration Statement on Form N-2 File Nos. 333-276455 and 811-23758

Dear Mr. Szilagyi and Mr. Greenspan:

This letter responds to comments that Mr. Szilagyi conveyed in a telephonic discussion with Alexander C. Karampatsos and Antonio G. Fraone of Dechert LLP on January 22, 2024 and that Mr. Greenspan conveyed in a telephonic discussion with Alexander C. Karampatsos and Katherine T. Hurley of Dechert LLP on February 13, 2024 with respect to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2024 on behalf of Eagle Point Institutional Income Fund (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comments

1.	Comment: Under the “Consolidated Financial Highlights” section of the prospectus, please provide hyperlinks to the semi-annual and annual shareholder reports.

Response:      The Fund has revised the disclosure to only refer to the Fund's most recent annual shareholder report and has updated the hyperlink accordingly.

2.	Comment: Please revise the “Financial Statements” section of Item 25 under Part C of the Registration Statement to: (1) reference both the Fund’s most recent semi-annual and annual shareholder reports under “Part A”; (2) revise “Part B” to “Part A and B”; or (3) remove “Part A” and strike the reference to “Part B” and retain the remaining disclosure.

Mr. Szilagyi Mr. Greenspan March 7, 2024 Page 2

Response:      The Fund has revised the disclosure to reference only the Fund’s annual shareholder report for its fiscal year ended December 31, 2023, which was filed on Form N-CSR on February 22, 2024.

Legal Comments

1.	Comment: Please consider including a legend in the Registration Statement with respect to Rule 481(e) regarding dealer prospectus delivery obligations to the extent that the Rule is applicable.

Response:       The Fund has revised the disclosure accordingly.

2.	Comment: Please supplementally disclose if the Fund has presented any “test the waters” materials to potential investors in connection with this offering.

Response:      The Fund confirms that it has not presented any “test-the-waters” materials to potential investors in connection with this offering.

3.	Comment: Under the “Risk Factors” section, please include a discussion that the Adviser has wide discretion to invest in securities in equity, junior tranches or CLOs so long as the investments are consistent with the Fund’s investment objectives.

Response:      The Fund has revised the disclosure accordingly.

4.	Comment: On the cover page, please add the following disclosure: “Prior to the expected commencement of trading, the underwriters may, but are not obligated to, make a market in Series A Term Preferred Shares.”

Response:      The Fund has revised the disclosure accordingly.

5.	Comment: The Staff notes that disclosure regarding CLOs, which was included in the Fund’s Registration Statement on Form N-2 for its common shares of beneficial interest (“Common Shares N-2”), was omitted from the Registration Statement. Please supplementally explain the rationale for excluding the disclosure and consider restoring some of the omitted disclosure, if applicable.

Response:      The Fund notes that the referenced disclosure was voluntarily included in the Common Shares N-2 to provide investors with a more detailed and technical background on the structure of CLOs. This disclosure was added for educational purposes and is not required by Form N-2. The Fund respectfully submits that such disclosure is less relevant for an investor in the Fund’s Series A Term Preferred Shares, which resemble a debt instrument from an economic perspective, than an investor in the Fund’s common shares, whose investment return is directly correlated to the performance of the CLO asset class. Nevertheless, in response to this comment, the Fund has reinserted a portion of the referenced disclosure in the Registration Statement to provide investors with additional context around the structure and operations of CLOs and the Adviser’s investment process.

Mr. Szilagyi Mr. Greenspan March 7, 2024 Page 3

6.	Comment: Please supplementally confirm whether the Fund can rely on the co-investment exemptive order that the SEC granted Eagle Point Credit Company Inc. on March 17, 2015. Eagle Point Credit Company Inc., et al. (File No. 812-14330) Investment Company Act Rel. Nos. 31457 (February 18, 2015) (notice) and 31507 (March 17, 2015) (order).

Response:      The Fund so confirms. The Fund also notes that it has applied for an amended order for co-investment exemptive relief on October 10, 2023.

7.	Comment: In the “Risks of Investing in CLOs and Other Secured Debt Securities” discussion, the Staff notes that the following disclosure appeared in the Fund’s Common Shares N-2 but was omitted from the Registration Statement: “There is also a risk that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. CLOs are also inherently leveraged vehicles and are subject to leverage risk.” Please explain the rationale for the deletion.

Response:      The Fund has revised the disclosure to include the omitted statement.

8.	Comment: The Staff notes that “LIBOR Risk” was omitted from the Registration Statement but was included in the Fund’s Common Shares N-2. Please explain the rationale for deleting the disclosure.

Response:      The Fund believes that LIBOR Risk no longer rises to the level of materiality associated with the “Summary Risk Factors” section of the Registration Statement given that the loan industry has already completed its transition to a replacement benchmark rate (generally, CLO debt securities and most CLO underlying loans have transitioned to SOFR) and the Fund has limited indirect exposure to investments linked to “synthetic LIBOR.” The Fund believes that the risk disclosures in “Risk Factors” section of the Registration Statement adequately address the risks to the Fund associated with LIBOR and alternative reference rates. For consistency, the Fund intends to revise the disclosure in the Common Shares N-2 in the regular course in connection with the Fund’s next annual registration statement update (expected in April 2024).

9.	Comment: With respect to “Other Investment Techniques,” please consider whether hedging through the use of exchange-traded swaps or options should be considered a principal investment strategy of the Fund. If it is a principal investment strategy, please update the disclosure accordingly.

Response:      The Fund confirms that hedging is not a principal investment strategy of the Fund.

10.	Comment: “Benchmark” in the “Benchmark Floor Risk” disclosure is capitalized. Please consider defining this term or revising the disclosure.

Mr. Szilagyi Mr. Greenspan March 7, 2024 Page 4

Response:      The Fund has revised the disclosure accordingly.

11.	Comment: With respect to investing in foreign entities, please confirm whether the Fund intends to invest 10% or more of its asset in foreign securities. If so, please include additional risk disclosure relating to investing in foreign securities.

Response:      The Fund confirms that it does not presently intend to invest 10% or more of its assets in foreign investments and that investing in such investments is not otherwise a principal investment strategy of the Fund. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

12.	Comment: In the “Limits of Risk Disclosures” section, please include more traditional disclosure addressing that there may be additional risks and uncertainties associated with investing in the Fund that are not currently known.

Response:      The Fund respectfully acknowledges the Staff’s comment. The Fund believes that its current disclosure sufficiently addresses the concerns raised by the Staff. Nevertheless, the Fund has revised its disclosure in response to this comment.

13.	Comment: Please add “or group of industries” after “any particular industry” in paragraph 7 of the Fund’s “Fundamental Policies” consistent with Section 8(b)(1)(E) of the 1940 Act.

Response:      The Fund respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, and the Instruction to Item 8.2.b.(2) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a group of industries. Neither Section 8(b)(1)(E) of the 1940 Act nor the instructions or requirements of Form N-2 require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. Moreover, such a policy would be unworkable in practice, as even the most diverse portfolio would have industry exposures that, when aggregated as a “group,” would exceed 25%. In addition, the Fund’s concentration policy is consistent with concentration policies of other fund complexes and other funds within the Eagle Point fund complex. Accordingly, the Fund did not make any changes in response to this comment.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC

Joshua M. Katz, Eagle Point Credit Management LLC

Philip T. Hinkle, Dechert LLP

Jonathan H. Gaines, Dechert LLP